Financial Statements

LPBP Inc.

October 31, 2005

Auditors' Report

To the Shareholders of
LPBP Inc.

We have audited the accompanying statements of financial position of LPBP Inc. as of October 31, 2005 and 2004, and the related statements of income, retained earnings and cash flows for each of the three years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2005, in conformity with Canadian generally accepted accounting principles.

Toronto, Canada February 16, 2006	Chartered Accountants

Statements of Financial Position

As at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Assets
Current
Cash	$614	$179
Prepaid expenses	65	-
Current portion of future tax assets [note 6]	18,375	14,000
	19,054	14,179

Investment in Hemosol LP [notes 1 and 3]	-	5,322
Investment in MDS Laboratory Services LP [notes 1 and 4]	57,348	55,891
Future tax assets [note 6]	76,919	98,639
Total assets	$153,321	$174,031

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities [note 10]	$101	$120
Current taxes payable	200	232
Note payable [note 5]	-	306
Current portion of unrealized tax loss benefit [note 6]	16,403	12,498
Due to MDS Laboratory Services LP [note 1]	-	16,434
	16,704	29,590

Unrealized tax loss benefit [note 6]	68,664	88,053
	85,368	117,643
Shareholders' equity
Common Shares - Class A [note 7]	2,319	2,319
Common Shares - Class B [note 7]	34,677	34,677
Retained Earnings	30,957	19,392
	67,953	56,388
Total liabilities and shareholders' equity	$153,321	$174,031
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004	2003
Equity in earnings of investee [note 8]	$49,457	$47,309	$48,230
General and administration [note 10]	(842)	(373)	-
Writedown of Hemosol LP investment [note 3]	(5,322)	-	-

Income before income taxes and interest expense	43,293	46,936	48,230

Interest expense [notes 1 and 5]	(264)	(439)	-
Income before income taxes	43,029	46,497	48,230

Income taxes - current [note 6]	(13)	(9,625)	(17,857)
- future [note 6]	(1,861)	(790)	-
Net income	$41,155	$36,082	$30,373
Earnings per share basic and diluted [note 9]	$-	$-	$-
See accompanying notes

Statements of retained earnings
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)			2005	2004	2003
Retained earnings, beginning of period			$19,392	$-	$-

Net income			41,155	36,082	30,373

Earnings distributions	-	Prior to May 1, 2004 [note 8]	-	(16,690)	(30,373)
	-	Subsequent to May 1, 2004	(29,590)	-	-
Retained earnings, end of period			$30,957	$19,392	$-

See accompanying notes

Statements of Cash Flows
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004	2003
Operating activities
Net income	$41,155	$36,082	$30,373
Add (deduct) non-cash items:
Writedown of Hemosol LP investment [note 3]	5,322	-	-
Amortization of unrealized tax loss benefit	(15,484)	(6,571)	-
Future income tax expense	17,345	7,361	-
Notional tax provision [note 6]	-	9,525	17,857
Interest accrued on loans from affiliated parties	264	439	-
Equity earnings	(49,457)	(47,309)	(48,230)
	(855)	(473)	-
Changes in non-cash working capital balances relating to operations:
Prepaid Expenses	(65)	-	-
Current liabilities	(51)	352	-
	(971)	(121)	-

Financing and Investing activities
Distributions received from Labs LP	48,000	-	-
Increase (decrease) in note payable [note 5]	(314)	300	-
Increase (decrease) in loan from MDS Laboratory Services LP [note 1]	(16,690)	16,000	-
Acquisition of tax losses [note 1]	-	(16,000)	-
Payment of cash dividends	(29,590)	-	-
Increase in cash position during the period	435	179	-

Cash position, beginning of period	179	-	-
Cash position, end of period	$614	$179	$-

See accompanying notes
Cash income taxes paid	$192	$-	$-
Cash interest paid	$704	$-	$-

Notes to Financial Statements

[All amounts in thousands of Canadian dollars, except where noted]
  Basis of Presentation

  Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business ("Labs LP") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

  As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

  The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Laboratory Services Inc. and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

  As a result of the arrangement, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $95 million, as at October 31, 2005 (2004 - $113 million).

  The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004. Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings.

  The tax carryovers were recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million was recorded in accordance with Emerging Issues Committee ("EIC") 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

  Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows:

Investments

The Company regularly reviews its investments for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recently enacted changes in accounting standards

The following new accounting standards became effective and were adopted by the Company during 2005:

(i) The Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" was adopted on November 1, 2004. This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

In January 2005, the CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with U.S. GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i) CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook Section 3865, "Hedges" provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

3. Investment in Hemosol LP

As described in note 1, 'Basis of Presentation', LPBP holds an approximate 7% interest in Hemosol LP. During the year, the Company determined the value of this investment was impaired and, therefore, the carrying value of the investment in Hemosol LP was written down to its estimated fair value of nil. Subsequent to year-end, Hemosol Corp. announced that it was insolvent and, as a result, Hemosol Corp. and Hemosol LP filed Notices of Intention to Make a Proposal to their creditors under the Bankruptcy and Insolvency Act (Canada). As of that date the Blood Products Business ceased operations.

4. Investment in MDS Laboratory Services LP

The equity earnings reported by LPBP for the year ended October 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP during the year and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

During the year, Labs LP has made distributions to the Company aggregating $48 million (2004 - nil). The Company used the funds from these distributions, in part, to repay the $16 million it owed to Labs LP plus accrued interest and to repay the note payable of $350 plus accrued interest owed to MDS. The balance of the funds from the distributions was used to fund the payment of dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. After the fiscal year end, the Company declared and paid a dividend of $251 on the Class A common shares.

The Company expects to continue receiving distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes.

Since November 1, 2004, the Company has paid dividends totaling $36,290 on Class B shares, including $5,850 paid subsequent to October 31, 2005. The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

5. Note Payable

In 2005, the Company increased the amount borrowed from MDS by $50 to $350 to cover general operating expenses. This amended note payable had the same terms as the original, including an interest rate of prime plus 2%. The note was repaid in full once distributions were received from Labs LP.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated income taxes have been classified as current tax expense.

(a) Provision

The Company's effective tax rate has the following components:
	2005	2004	2003
	%	%	%
Combined Canadian federal and provincial tax rate	36.1	36.2	37.0
Increase (decrease) in tax rate as a result of:
Amortization of unrealized tax loss benefit	(36.0)	(14.1)	-
Writedown of Hemosol LP investment	4.5	-	-
Equity earnings	(0.3)	-	-
Federal capital taxes and other	0.1	0.3	-
Effective income tax rate	4.4	22.4	37.0

(b) Future tax assets

Future tax assets consist of the following temporary differences:
	2005	2004
Future tax assets
Tax benefit of loss carryforwards	$90,820	$97,956
Investment tax credits, net of tax	7,590	17,799
Future tax assets before valuation allowance	98,410	115,755
Valuation allowance	(3,116)	(3,116)
Total future tax assets	95,294	112,639
Less: current portion of future tax assets	18,375	14,000
Future tax assets	$76,919	$98,639

(c) Tax carryovers

At October 31, 2005, the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carryforward indefinitely. Tax losses and tax credits expire as follows:
	Federal Losses	Provincial Losses	Investment Tax Credits
2006	$3,694	$-	$-
2007	-	-	-
2008	9,353	-	-
2009	1,000	-	-
2010	7,535	-	2,116
2011	40,498	-	4,053
2012	-	-	7,580
2013	-	-	4,400
2014	-	-	616
2015	-	-	-
Indefinite carryover	208,587	220,708	-
	$270,667	$220,708	$18,765

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004 (see note 1).

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	Amount
Shares Issued - Class A	94,468	$2,319
Shares Issued - Class B	11,134,649	34,677
Closing Balance - October 31, 2005	11,229,117	$36,996

All the shares were issued on May 1, 2004 (see note 1).

Net Investment by MDS Inc.

The following is the continuity in the net investment by MDS for the period from November 1, 2002 to May 1, 2004:
Balance as at November 1, 2002 and October 31, 2003	$34,796

Recognition of future tax asset	120,000
Recognition of unrealized tax loss benefit	(107,122)
Investment in Hemosol LP	5,322
Issuance of Class A Shares in LPBP	(2,319)
Issuance of Class B Shares in LPBP	(34,677)
Redemption of Class C Shares in LPBP	(16,000)
Balance as at May 1, 2004	$-
  Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004. The equity earnings reported on the Statements of Income comprises:

Equity in earnings for the period November 1, 2003 - April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 - October 31, 2004	$21,095
$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2005 and 2004 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2005, 2004 and 2003.

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information reflects the revenues and net income attributable to Labs LP for the fiscal year of MDS ended October 31, 2005 and for MDS's six-month fiscal period from May 1, 2004 to October 31, 2004. The financial information for the period prior to May 1, 2004 reflects an estimate of the revenues and net income attributable to Labs LP, calculated as if Labs LP existed during this period. The material assumptions made in the preparation of this financial information are as follows:

  Interest income/expense for MDS has not historically been recorded by individual divisions due to a centralized cash pooling arrangement of MDS. Accordingly, no such interest income/expense has been included.
  Income tax expense has not been provided for the business of Labs LP since the continuing structure is a partnership and therefore continuity of interests of such a structure would indicate that there would have been no taxes in the previous entity. Accordingly, no such income tax expense has been included.
  Management fees were charged by MDS to Labs LP for the period starting May 1, 2004 for support services provided by MDS to Labs LP. The support services provided by MDS include but are not limited to information technology services, financial services, real estate services, regulatory compliance services, human resources services and government relation services. For comparability to prior years, Labs LP has included a similar fee for the periods prior to May 1, 2004.
	Year ended October 31
	2005	2004	2003
Revenue	$219,987	$211,456	$200,794
Net income	$49,462	$47,314	$48,235

LPBP's 99.99% share of net income for the three years ending October 31, 2005, 2004 and 2003 is $49,457, $47,309 and $48,230, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2005 and 2004, and presented in the following table:

	2005	2004
Cash	$4,880	$2,949
Accounts receivable	25,738	17,376
Inventories	2,453	2,239
Other current assets	3,294	992
Loan receivable from LPBP	-	16,433

Capital assets	11,200	10,626
Long-term investment	2,532	2,532
Goodwill	20,904	20,904
Other intangible assets	1,005	-

Total Assets	$72,006	$74,051

Total Liabilities	$14,746	$18,239

Total Partners' Capital	$57,260	$55,812

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2005 is less than one half of one cent.

10. Related Party Transactions

The transactions with MDS Inc. and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	Year Ended October 31, 2005	Year Ended October 31, 2004
Transactions

General and administration	$77	$27
Interest expense	$264	$439

As at October 31	2005	2004
Balances
Accounts payable and accrued liabilities
MDS Inc. and affiliates	$24	$27